October 17, 2005


Securities and Exchange Commission
250 Fifth Street N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Registration Statement on Form SB-2
     File No. 333-125266

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of AEI Income & Growth Fund 26 LLC hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 9:00 a.m., Eastern Standard Time, on October 19, 2005, or as soon thereafter as practicable.

     In connection with the foregoing, please be advised that no form of preliminary prospectus was printed or distributed, except to state securities administrators, and to counsel and the independent public accountant of the Managing Member.

     Participating dealers will confirm to us that they will make delivery of prospectuses as required in compliance with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934 and with the Securities Act of 1933.

     We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement, including our responsibility for the accuracy and adequacy of the disclosures made in the Registration Statement. We also confirm in accordance with your request that:

     should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it shall not preclude the Commission from taking action with respect to the Registration Statement;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, shall not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

     the undersigned may not assert action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                              Very truly yours,

                              AEI INCOME & GROWTH FUND 26 LLC

                              By:  AEI Fund Management XXI, Inc.
                                     Managing Member


                              By: /s/ Robert P Johnson
                                      Robert P. Johnson, President